

April 5, 2013

Via E-mail
Charles Seefeldt
President, Chief Executive Officer and Chief Financial Officer
Boomers, Inc.
20797 Fairway Drive
Patterson, California 95363

      Re: **Boomers, Inc.**
               Amendment No. 1 to Registration Statement on Form S-1
               Filed March 26, 2013
               File No. 333-185537

Dear Mr. Seefeldt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. In response to comment 1 of our letter dated January 14, 2013, you added disclosure that, because you are a shell company, "no shares will be eligible to be sold or transferred under Rule 144 until in excess of one year from the filing of the equivalent Form 10 information by the Company with the SEC." Please clarify that shareholders cannot resell their shares pursuant to Rule 144 until the company ceases to be a shell company and one year has elapsed since the company has filed current Form 10 information with the SEC reflecting its status as a company that is no longer a shell company.

2. In response to comment 2 of our letter dated January 14, 2013, you added disclosure that "[o]ur company has a detailed plan of operation as such the Company is not a blank check company." Please clarify that it is your <u>belief</u> that the company is not a blank check company.

<u>Future Sales by Existing Stockholders, page 37</u>

    3. Please revise this section to discuss the resale limitations of Rule 144(i).

       You may contact Christine Adams, Senior Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.